SO 3/14/03

03002330

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 28 2003
535

NAME OF BROKER-DEALER:

Vision Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 West 22nd Street, Suite 820

(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O. Bacon	630-684-0290
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, James O. Bacon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

OFFICIAL SEAL
KERRY I. BLEUHER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-12-2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION INVESTMENT SERVICES, INC.
Oak Brook, Illinois

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

This report is filed pursuant to Rule 17a-5(e) under the Securities and Exchange Act of 1934 as a Public Document

VISION INVESTMENT SERVICES, INC.
Oak Brook, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Vision Investment Services, Inc.
Oak Brook, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company is dependent on South Holland Trust & Savings Bank and/or MB Financial, Inc. to provide capital on an as needed basis.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 23, 2003, except for Note 1
as to which the date is February 19, 2003

Vision Investment Services, Inc.

Consolidated Statement of Financial Condition

December 31, 2002

		2002
Assets		
Cash at parent Bank	$	241,000
Money market fund		401,000
Cash and cash equivalents		642,000
Deposit at clearning broker		25,000
Receivables:		
Dealer		17,000
Customer		28,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $222,000)		39,000
Other assets		103,000
Total assets	$	854,000
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	169,000
Accrued expenses and other liabilities		125,000
Total liabilities		294,000
Stockholder's equity		
Common stock $10 par value; 10,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		4,900,000
Retained earnings (deficit)		(4,341,000)
Total stockholder's equity		560,000
Total liabilities and stockholder's equity	$	854,000

See accompanying notes to consolidated financial statement.

Vision Investment Services, Inc.

Notes to Consolidated Financial Statement

December 31, 2002

1) Summary of Significant Accounting Policies and Nature of Business

Nature of Business

The consolidated statement of financial condition includes the accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries, Vision Asset Management, Inc. and Vision Insurance Services, Inc., (together referred to as "the Company"). All material intercompany accounts and transactions have been eliminated in consolidation. Vision Investment Services, Inc. is a wholly owned subsidiary of South Holland Trust & Savings Bank (the Bank), which in turn, has been a wholly owned subsidiary of South Holland Bancorp, Inc. (Bancorp). In February 2003, Bancorp was acquired by MB Financial, Inc., a bank holding company based in Chicago, Illinois. MB Financial, Inc. plans to continue the operations of the Company.

Vision Investment Services, Inc., a registered broker and dealer in securities under the Securities Exchange Act of 1934, is an introducing broker/dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker/dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Accordingly, Vision Investment Services, Inc. meets the exemptive provisions of SEC Rule 15c3-3, per section (k)(2)(ii). Vision Investment Services, Inc. and Vision Insurance Services, Inc. are both insurance agencies that sell annuities and insurance policies. Vision Asset Management, Inc. a registered investment advisor under the Investment Advisers Act of 1940, provided investment advice to the Bank through December 31, 2002. Vision Asset Management, Inc.'s service to the Bank was terminated effective January 1, 2003 due to the pending acquisition by MB Financial, Inc.

The Company's main office is in Oak Brook, Illinois. The Company also has a branch office in Bloomington, Illinois. Most of the Company's revenues are generated by commissioned sales representatives located at financial institutions (commercial banks and thrifts). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the sum of the years digits method over the estimated useful lives of the related assets. The useful lives of all furniture, equipment and leasehold improvements range from 3 to 5 years.

Income Taxes

Bancorp elected to be taxed as an "S" corporation under the Internal Revenue Code effective January 1, 1998. Therefore, the net income or loss of the Company is included in the individual income tax returns of Bancorp's stockholders for federal and state income tax purposes. The Company is subject to the 1.5% Illinois replacement tax on its taxable income.

Vision Investment Services, Inc.

Notes to Consolidated Financial Statement

December 31, 2002

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2) Related-party Transactions

The Company maintains operating cash accounts at the Bank. At December 31, 2002 the Company had $241,000 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Bank's payroll service provider. The Company remits payment to the Bank for its payroll.

The Company is dependent on MB Financial, Inc. and/or the Bank to provide capital on an as needed basis.

3) Benefit Plans

The Company participates in the Bank's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. The 401K contribution of the Company is limited to 50% of each employee's contribution to a maximum of 6% of salary.

4) Commitments

The Company leases office space in Oak Brook, Illinois and Bloomington, Illinois under noncancelable operating leases. Future minimum payments under the leases as of December 31, 2002 are approximately:

Year	Amount
2003	$ 90,000
2004	68,000
2005	69,000
2006	41,000
Total	$ 268,000

Vision Investment Services, Inc.

Notes to Consolidated Financial Statement

December 31, 2002

5) Net Capital Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company's net capital was $267,000, which was $217,000 in excess of its required net capital of $50,000, and the Company's ratio of aggregate indebtedness to net capital was 1.10 to 1.

6) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Vision Insurance Services, Inc.	Vision Asset Management, Inc.	Total
Total assets	$ 28,000	$ 83,000	$ 111,000
Total liabilities	2,000	-	2,000
Total stockholder's equity	$ 26,000	$ 83,000	$ 109,000

The Company computes its net capital on an unconsolidated basis. The stockholder's equity of the consolidated subsidiaries is excluded in computing the Company's net capital under Rule 15c3-1.

Total assets of the Company's consolidated subsidiaries include $105,000 of cash at December 31, 2002.